HEMISPHERE MEDIA GROUP, INC.

c/o Cine Latino, Inc.

2000 Ponce de Leon Boulevard, Suite 500

Coral Gables, FL 33134

(212) 503-2860

March 15, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Larry Spirgel, Assistant Director

Re:                             Hemisphere Media Group, Inc.

Registration Statement on Form S-4 (File No. 333-186210)

Dear Mr. Spirgel:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hemisphere Media Group, Inc. (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 4:15 p.m., Eastern Time, on March 15, 2013 or as soon thereafter as may be practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact Tracey A. Zaccone of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3085.

*****

Very truly yours,

HEMISPHERE MEDIA GROUP, INC.

By:	/s/ Craig D. Fischer
Name: Craig D. Fischer
Title: Chief Financial Officer

[Acceleration Request Signature Page]